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                 June 1, 2022

       Spiros Jamas
       Chief Executive Officer
       Entera Bio Ltd.
       Kiryat Hadassah
       Minrav Building - Fifth Floor
       Jerusalem, Israel 9112002

                                                        Re: Entera Bio Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed May 27, 2022
                                                            File No. 333-265286

       Dear Spiros Jamas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Joe McCann at 202-551-6262 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Drew M. Altman